Exhibit 14.2

DREW INDUSTRIES INCORPORATED
GUIDELINES FOR BUSINESS CONDUCT

These Guidelines for Business Conduct apply to the daily activities of employees of Drew Industries Incorporated, its wholly owned subsidiary Lippert Components, Inc., and subsidiaries of Lippert. Guidelines applicable to employees of the Company are also applicable to all members of the Board of Directors of Drew and its subsidiaries as the context requires.

Drew and Lippert are committed to doing business in an ethical and legal manner at all times. These Guidelines are designed to help you make the right decisions for yourself and the Company. Everyone is expected to be familiar with the Guidelines and its contents and to consult it for guidance. Officers, managers and supervisors have a special responsibility in helping employees follow the Guidelines, in addressing questions about them, and in seeking additional assistance when necessary. Failure to read or attest to the Guidelines does not excuse you from responsibility to comply with the Guidelines, policies and regulations applicable to your job.

These Guidelines are not intended to address every issue or situation you may face in the course of your employment, nor do they replace other more detailed Company policies. If you have questions, there are several resources available to you. These include your manager, Human Resources, and the Company’s Legal Department. The Company has also adopted a Whistleblower Policy and toll-free hot line (877-373-9123) for the reporting of complaints, on a confidential and anonymous basis, regarding questionable accounting or auditing matters, illegal activities or violations of Company policies (see Section II, Recording and Reporting Information). Please make use of these resources.

DEFINITIONS

“Drew” means Drew Industries Incorporated.

“Lippert” means Lippert Components, Inc. and its direct and indirect subsidiaries.

For ease of reference, the term “Company” means the company with which you are employed consisting of either Drew or Lippert.

I.	PROTECTING THE COMPANY’S ASSETS

Every employee is responsible not only for protecting Company property (including confidential information), entrusted to him or her, but also for helping protect the Company’s assets in general.

Use of the Company’s Assets

Facilities, equipment and supplies must be used only for conducting the Company’s business.

Funds or assets of the Company may be used only for conducting the Company’s business, and not for any unlawful or improper purposes.

Confidential Information

Confidential (proprietary) information includes any non-public business, financial and product plans. It includes, but is not limited to, designs, engineering and manufacturing know-how and processes, customer and supplier information, pricing, and a variety of internal information, such as personnel and salary information.

One obligation that you have, as an employee and at any time after you leave employment, is not to disclose to anyone outside the Company any confidential information. Another obligation is to use such information only in the Company’s business. If questions from someone outside the Company come to you, do not answer them unless you’re authorized to do so.

Inadvertent disclosure of confidential information by loyal employees can harm the Company’s interest. For example, other than as may be necessary for purposes of conducting the Company’s business, you should not discuss with anyone outside the Company, products, products being developed or prices. You should never discuss with anyone outside the Company earnings or business volume that have not been made public, marketing strategies, business plans or other confidential information.

Even if you retire, or leave the Company for any other reason, you may not disclose or misuse confidential information.

II.	RECORDING AND REPORTING INFORMATION-WHISTLEBLOWER POLICY

You should record and report information not only accurately but honestly.

Every employee records or submits to the Company information of some kind. Reporting time worked is an example, as is the recording of financial information by accounting personnel. Expense accounts are another important record.

Particularly serious would be the reporting of false or misleading financial information.

The Company has adopted a WHISTLEBLOWER POLICY to establish policies and procedures for:

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The reporting of complaints (“Complaints”) by employees and other stakeholders of the Company, on a confidential and anonymous basis, regarding questionable accounting or auditing matters, internal controls, illegal practices, or violations of adopted policies of the Company;

•	The receipt, retention, and treatment of Complaints received by the Company; and

•	The protection of employees from retaliatory actions for reporting Complaints.

The Whistleblower Policy and procedure for Complaints can be found on the Company’s website at www.drewindustries.com under Our Company - Corporate Governance - Whistleblower Policy.

Even though Complaints may be reported directly to Federal or state government authorities, the Company encourages the reporting of Complaints within the Company for investigation and appropriate action.

III.	BUSINESS CONTACTS WITH COMPETITORS

Be careful of your relationship with any competitor.

In all contacts with competitors, the general rule is to avoid discussing such matters as pricing policy, terms and conditions, costs, customer information, supplier information, inventories, products plans, production plans or methods and, of course, any information which is confidential.

Collaboration or discussion with competitors on these subjects can be illegal. If a competitor raises any of them you should object and stop the discussion immediately, and report the incident to your supervisor.

IV.	ACQUIRING AND USING INFORMATION ABOUT OTHERS

In the normal course of doing business, you may acquire information about customers, suppliers, prospects or information about their employees. In itself, this is ethical.

There are limits, however, on how such information should be acquired and used, especially information about competitors. No person should, through improper means, acquire a competitor’s trade secrets or other confidential information.

Industrial espionage - burglary, wiretapping, stealing and so forth - is obviously wrong. So is hiring a competitor’s employees to get confidential information or urging a competitor’s employees or customers to disclose confidential data.

You should also be sensitive to how you use information about other companies and their employees.

V.	BRIBES, GIFTS, ENTERTAINMENT AND SOLICITATIONS

Gifts between employees of different companies range from widely distributed advertising novelties of small value, which you may both give and receive, to bribes, which unquestionably you may not. You may pay for and accept customary business amenities such as meals, provided the expenses involved are kept at a reasonable level.

There is, however, a point of unacceptability. The difficulty lies in determining where that point is. One way to approach this question is to recognize that the purpose of both gifts and entertainment in business is to create goodwill. If they do more than that and unduly influence the recipient or make that person feel obligated to “pay back” the other company or individual by giving it business, then they are unacceptable.

Neither you, nor any member of your family, may ask for or accept, from a supplier or customer, money or a gift that may reasonably be construed as having any connection with the Company’s business relationship. Gifts also include discounts on personal purchases.

You may not give money or any gift to an executive, official or employee of any supplier, customer, government agency or other organization if it could reasonably be construed as having any connection with the Company’s business or property.

While the Company encourages all of its employees to participate in charitable causes and other community service organizations, the Company also recognizes that solicitations of customers or suppliers for charitable or political contributions or services can, in certain instances, impact the Company’s business relationships and cause an appearance of impropriety. Accordingly, you should not solicit any customer or supplier for charitable or political contributions, unless you obtain the approval of the Chief Executive Officer , or unless the solicitation is made to an individual in the context of a personal friendship, on your own time and away from Company premises, and does not involve the Company or its business in any manner. Under no circumstances may an employee solicit customers or suppliers on behalf of the Company for political contributions or services.

The U.S. Foreign Corrupt Practices Act makes it illegal for any officer or employee of the Company to bribe foreign officials to induce or influence an official decision or to obtain an improper advantage. Civil and criminal penalties for violation of this law are severe. Gifts, payments, or offerings of anything of value to foreign officials or domestic officials are strictly prohibited by the Company.

VI.	CONFLICT OF INTEREST

A conflict of interest would exist for you if you had any interests or activities outside the Company that you could benefit from to the detriment of the Company. In other words, given your responsibilities to the outside interest and your responsibilities to the Company as an employee, your loyalty becomes divided.

Your Personal Financial Interest

You should not have a financial interest in a supplier, competitor, customer, distributor or any other organization that could cause a conflict of interest.

A financial interest would be improper if the combination of your job, the amount of your investment and the particular company in which you invested could, viewed objectively by another person, influence your actions as an employee of the Company.

In the case of a supplier, ask yourself whether you have anything to do, directly or indirectly, with a decision on whether the Company does business with this other company. If you do, you should not have any financial interest at all in the other company.

You should not evade these guidelines on investments by acting indirectly through anyone else, including family members.

Your Non Work Activity - Competing with the Company

You may not market products or services which compete with the Company’s products. Nor, without the Company’s consent, may you work for a competitor during your employment with the Company as an employee, consultant or member of its board of directors, since usually that would create a conflict of interest.

Supplying the Company

You may not accept money or any benefits from any supplier for business advice or services with respect to the supplier’s business with the Company. Nor may you represent a supplier to the Company, be a part of its operating management or work on anything offered by that supplier to the Company. Also, although there may be exceptions established by the Company, you may not, as a general rule, be a supplier to the Company in your own right.

Use of the Company’s Time and Assets

You may not perform outside work or solicit business on your own behalf while on the Company premises or the Company’s time. Nor may you use the Company’s equipment, materials, resources or proprietary information for any outside work.

Waiver of Conflict of Interest

If you have any interests or activities outside the Company that could, or could appear to, possibly influence your decisions or actions as an employee of the Company, you must disclose the interests or activities to the Chief Legal Officer of the Company. If the Chief Legal Officer determines that a waiver of the conflict of interest may be appropriate, a written waiver must be obtained from the Company upon approval of Drew’s Audit Committee. Failure to make disclosure of a conflict of interest and obtain a written waiver is cause for dismissal. The Company’s Chief Legal Officer will report to the Audit Committee quarterly all requests for waivers.

VII.	POLITICAL CONTRIBUTIONS

The Company will not make contributions or payments to political parties or candidates. Nor will the Company provide any other form of support that may be considered a contribution.

VIII.	USING INSIDE INFORMATION

A specific area of concern in investing is the improper use of what is called inside information; non-public information about the Company or another company, such as a customer. The improper use of such information for your own financial benefit is a violation of law.

Here are some examples:

If you know, due to your position as an insider, that our Company, an affiliate, or a customer or supplier is about to make an announcement that could affect the price of its stock, you should not buy or sell that stock, nor suggest that someone else do so, until after expiration of two full New York Stock Exchange trading days after the announcement.

You should not buy or sell the stock of a customer or supplier based on any inside information you have about that company.

As with investments, you should not evade these guidelines by acting through anyone else, including your family members.

IX.	TECHNOLOGY RESOURCES

Technology resources consist of all electronic devices, software, and means of electronic communication, including access to the Internet. All such resources (including, but not limited to e-mail) are the property of the Company and may from time to time be accessed by the Company without an employee's permission or knowledge. The Company's technology resources are to be used by employees only for the purpose of conducting Company business. Employees may, however, use the Company's technology resources for incidental personal use so long as such use does not interfere with the employee's duties, is not done for pecuniary gain, does not conflict with the Company's business and does not violate any Company policy. Finally, all e-mail messages sent from the Company, even if personal, should be business-like and messages that are harassing or improper are strictly forbidden.

X.	COMPETITION LAW AND BUSINESS CONDUCT

Under competition (antitrust) laws, companies may not enter into agreements with other companies, even informally, that unreasonably restrict the competitive system. An example of such a prohibited agreement is one between competitors to charge the same price for their products. Other examples include agreements between competitors to divide markets or control production and a company’s agreement with its suppliers that they will not sell to its competitors, or with its distributors that they will not handle competitive products.

Except for arrangements already approved - such as standard types of contracts like sales and purchasing agreements - all other contracts or arrangements between the Company and other persons or companies should be reviewed by the Company’s legal counsel.

XI.	MEDIA AND OTHER OUTSIDE COMMUNICATION

From time to time, the Company's employees may receive inquiries from the media, attorneys, accountants or others regarding the Company or its customers. All such inquiries should be immediately referred to their supervisor. Employees should never respond to these inquiries, unless under specific instructions to do so. Investor inquiries shall be referred to the Chief Executive Officer, President and/or Chief Financial Officer. The only persons authorized to speak to the media on behalf of the Company are the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Chief Legal Officer, Vice President of Marketing and Public Relations, or other persons specifically designated by them to speak with respect to a particular topic or purpose. If any employee is required to provide information pursuant to a subpoena or court order, their supervisor must be immediately notified and the Company will aid the employee in providing accurate, relevant information.

XII.	COMPLIANCE WITH COPYRIGHT LAWS

Photocopying and dissemination of material contained in books, newsletters and other periodicals and computer software can result in substantial corporate and personal liability for copyright infringement. Photocopying newsletters on a systematical and cover-to-cover basis, even for internal use, creates a high risk of liability for copyright infringement and is prohibited. Additionally, unless specifically permitted in the license agreement accompanying computer software, copying computer software is a copyright infringement and is prohibited.

XIII.    ALCOHOL AND DRUG USE

The safety and health of employees continue to be of utmost concern to the Company. Also, the productivity, effectiveness, and morale of employees are matters of high and legitimate priority to the Company. In its commitment to maintain a safe and healthy work environment and a productive employee group, the Company has set forth this policy against alcohol and drug abuse.

It is the policy of the Company to prohibit the manufacture, distribution, sale or transfer, or unauthorized use or possession of, alcohol and unprescribed controlled substances on Company property (including parking lots) or during working time at any location. It is also a violation of policy for any employee to appear for or to work while under the influence of alcohol or an unprescribed controlled substance.

Prescription drugs prescribed by the employee’s physician may be taken during working hours, but the employee must notify the supervisor if the prescription drugs may affect the employee’s work performance or behavior. Abuse of prescription drugs will be regarded as a violation of this policy.

The Company may perform random and/or reasonable suspicion drug testing of employees as part of its commitment to maintaining a drug-free workplace.

XIV.    DISCRIMINATION AND HARASSMENT

The Company is committed to maintaining a work environment in which all individuals, employees and non-employees alike, are treated with respect and dignity. Each person has the right to work in a professional atmosphere that promotes equal opportunities, prohibits discriminatory practices and is free from all forms of harassment based on any protected characteristic, including sexual harassment. Discrimination or harassment, whether based on race, color, religion, gender, national origin, age, disability or sexual orientation, whether it is verbal or physical, and whether it occurs on the Company’s premises, at work assignments outside the Company’s premises, at Company sponsored social functions or elsewhere, is unacceptable and will not be tolerated.

Prohibited harassment includes unwelcome or unwanted sexual advances, requests for sexual favors, and other verbal, nonverbal or physical conduct of a sexual nature or which is undertaken on the basis of a protected characteristic when: (1) submission to or rejection of such conduct by an individual is used as a factor in decisions affecting hiring, evaluation, promotion, termination or other aspects of employment; or (2) such conduct substantially interferes with an individual’s employment or creates an intimidating, hostile or offensive work environment.

Examples of unacceptable conduct include behavior such as teasing; racial slurs; ethnic jokes or disparaging remarks; repeated unwelcome flirtations, advances or propositions; graphic or verbal commentary about an individual’s body or sexual prowess or deficiencies; leering; whistling; touching, pinching or other unwelcome physical contact; suggestive, insulting, obscene or demeaning comments or gestures; and display in the workplace of sexually suggestive objects or pictures.

Even consenting sexual relationships between employees may lead to unforeseen complications. Every employee should be aware of the possible risks of even an apparently consensual sexual relationship, including the possible difficulty of showing mutual consent. The Company may alter the responsibilities of employees engaged in a consenting relationship to diminish the job related contact they may have with each other.

The same risks are present in seemingly mutual or consensual “horseplay” involving behavior that is demeaning or derogatory towards individuals based on a particular characteristic.

The Company encourages employees to report all incidents of discrimination or prohibited harassment, regardless of whom the offender might be, in the manner established by the Company’s policies that have been made available to its employees. Often a frank discussion with the alleged offender will resolve the problem. If the offensive behavior continues, or an employee is uncomfortable discussing the behavior with the offending individual, a supervisor or the human resource manager is available to talk with the employee. In all cases, the human resource manager should be kept apprised of the situation.

Complaints will be promptly investigated in accordance with the Company’s established procedures, including interviews of the complaining individual, the alleged offender and any identified witnesses. Confidentiality will be maintained to the maximum extent possible. If the allegations of improper behavior are confirmed, appropriate disciplinary action will be taken, up to and including dismissal.

It is also a violation of this policy to retaliate against any individual who in good faith complains of discriminatory or harassing behavior or who assists in investigations of complaints. No employee will be discriminated against, or discharged, because of bringing, or assisting in the investigation of, a complaint of discrimination or prohibited harassment. Retaliatory conduct may result in discipline, up to and including discharge. If, however, after investigating any complaint of harassment or discrimination, the Company determines that an employee has provided false information regarding the complaint, disciplinary action may be taken against that individual.

XV.    COMPANY PROPERTY

Products and Production

All inventions, designs, specifications, creations, ideas, techniques and methods involving any products or services offered by the Company, or any manufacturing techniques, and any modifications or improvements to any of these, that are invented, discovered or implemented by any employee of the Company during his/her employment with the Company are the property of the Company and are owned by the Company. This is the case whether or not the employee used the Company’s facilities, equipment, materials or personnel, and whether or not the Company markets or utilizes these inventions, discoveries or implementations. Upon request, employees are required to sign and deliver to the Company any documents needed to establish or record the Company’s title to these inventions, discoveries or implementations.

Information Systems

All computer software systems and developments, including specifications, programs, documentation, source codes, object codes, algorithms, computer routines, flow charts, diagrams, data and data bases made or conceived or developed by any employee of the Company during his/her employment with the Company relating to any aspect of the Company’s business are the property of the Company and are owned by the Company. This is the case whether or not the employee used the Company’s facilities, equipment, materials or personnel, and whether or not the Company utilizes these software systems and developments. Upon request, employees are required to sign and deliver to the Company any documents needed to establish or record the Company’s title to these systems and developments.

XVI.    COMPLIANCE WITH LAW

It is the Company's policy to, and the Company expects all employees to, comply with the Equal Pay Act (provides for equal pay for males and females for comparable work), the Fair Labor Standards Act (regulates minimum wage and overtime compensation), the Family Medical Leave Act (requires employers to allow eligible employees to take up to 12 weeks of unpaid leave for the care of a child, spouse, or parent with a serious health condition, the birth or adoption of a child, or the employee's own serious health condition), Title VII of the Civil Rights Act of 1964 (prohibits employment discrimination on the basis of race, color, religion, national origin or sex), the Americans with Disabilities Act (prohibits discrimination in the workplace against qualified individuals with disabilities), the Age Discrimination in Employment Act (prohibits employers from discriminating against employees 40 years of age or older), the Occupational Safety and Health Act (requires employers to furnish their workers with a workplace that is free from recognized hazards that cause or are likely to cause, death or serious injury) and all other federal, state and local laws applicable to employment.

XVII.    DISCIPLINARY ACTIONS FOR VIOLATIONS; WAIVERS

Alleged violations of these Guidelines will be investigated in a manner consistent with Company policy. Violation of the foregoing Guidelines by any officer or employee will result in appropriate disciplinary action that may include demotion or termination of employment. The Company shall not retain any individual who, in the good faith judgment of the Company, has shown a propensity to engage in illegal activities. If necessary, legal proceedings may also commence to recover the amount of any improper expenditure or profits realized by the offending employee and any financial detriment sustained by the Company.

Those in our Company who lead others hold a special position of responsibility to proactively promote and be an example of honest and ethical behavior. As a result, only the Board of Directors or an appropriate Committee of the Board may waive a provision of these Guidelines for an executive officer or director. Any such waiver shall be disclosed promptly as required by law or SEC regulations.